Exhibit 12

Schedule of Transactions

Shamrock Activist Value Fund, L.P.
Date	Number of Common Shares Sold	Price Per Common Shares in $US*	Total Sale Price
05/05/08	20,667	$28.3409	$585,722
05/06/08	20,667	$28.3823	$586,578
05/07/08	41,332	$28.7602	$1,188,718
05/08/08	49,600	$29.5001	$1,463,207

Total	132,266		3,824,225

Shamrock Activist Value Fund II, L.P.
Date	Number of Common Shares Sold	Price Per Common Shares in $US*	Total Sale Price
05/05/08	3,899	$28.3409	$110,501
05/06/08	3,899	$28.3823	$110,663
05/07/08	7,799	$28.7602	$224,301
05/08/08	9,358	$29.5001	$276,062

Total	24,955		721,527

Shamrock Activist Value Fund III, L.P.
Date	Number of Common Shares Sold	Price Per Common Shares in $US*	Total Sale Price
05/05/08	434	$28.3409	$12,300
05/06/08	434	$28.3823	$12,318
05/07/08	869	$28.7602	$24,993
05/08/08	1,042	$29.5001	$30,739

Total	2,779		80,350

*	Excludes Brokerage Commissions